BACARDI LIMITED

Quarterly Report To Shareholders



Q3

Nine Months Ended
December 31, 2003

Consolidated Statement of Earnings (Unaudited)

For the Period Ended December 31, 2003
(Expressed in Thousands of U.S. Dollars)

	Three Months Ended December 31,		Nine Months Ended December 31,	
	2003 $	2002 $	2003 $	2002 $
Sales	1,015,699	973,175	2,653,486	2,460,374
Cost of Sales	409,310	382,112	1,037,409	940,887
Gross Profit	606,389	591,063	1,616,077	1,519,487
Selling, General and Administrative Expenses	385,301	359,277	1,111,819	983,828
Earnings From Operations	221,088	231,786	504,258	535,659
Other Income (Expenses)				
Interest income	430	953	2,101	3,008
Interest expense	(21,187)	(30,269)	(76,582)	(88,436)
Miscellaneous income (expense) - net	10,504	(3,216)	(2,772)	(14,388)
	(10,253)	(32,532)	(77,253)	(99,816)
Earnings Before Income Taxes	210,835	199,254	427,005	435,843
Provision For Income Taxes	39,686	37,848	79,712	68,742
Net Earnings	171,149	161,406	347,293	367,101

Supplemental Information

	Three Months Ended December 31,		Nine Months Ended December 31,	
	2003 $	2002 $	2003 $	2002 $
EBITDA*	250,261	244,297	556,548	568,382

* EBITDA represents consolidated net earnings before dividends on BMRH preferred shares, interest, income taxes, depreciation, and amortization.

Consolidated Balance Sheet

As of December 31, 2003
(Expressed in Thousands of U.S. Dollars)

	December 31, 2003 $ (Unaudited)	March 31, 2003 $
Assets		
Current Assets		
Cash and equivalents	165,677	96,414
Accounts receivable	1,076,047	726,275
Inventories	722,812	725,288
Other current assets	138,667	119,577
	2,103,203	1,667,554
Long-Term Investments and Advances	135,657	119,643
Property, Plant and Equipment	501,351	482,243
Intangible Assets	2,553,787	2,554,409
	5,293,998	4,823,849
Liabilities		
Current Liabilities		
Short-term borrowings	293,430	206,334
Accounts payable and accrued liabilities	691,121	554,659
Taxes payable	244,851	154,838
Current portion of long-term debt	60	43,303
BMRH Founders' Common Shares	47,781	140,247
Series 3 Preferred Shares	-	136,374
	1,277,243	1,235,755
Long-Term Debt	1,468,599	1,611,632
Series 3 Preferred Shares	149,591	-
Other Liabilities	344,619	231,917
	3,240,052	3,079,304
Shareholders' Equity		
Capital Stock	32,983	32,909
Share Premium	214,021	121,628
Retained Earnings	1,942,032	1,748,660
Cumulative Translation Adjustment	(145,859)	(158,652)
	2,043,177	1,744,545
Bacardi Benefit Company Limited	10,769	-
	2,053,946	1,744,545
	5,293,998	4,823,849

Corporate Information

Directors
Victor R. Arellano Jr.
Facundo L. Bacardi
Jaime Bergel
Francisco Carrera-Justiz
Manuel J. Cutillas
Adolfo L. Danguillecourt
Sergio Danguillecourt
Michelle Dorion
Guillermo J. Fernandez-Quincoces
Andreas Gembler
Jay H. McDowell
Robert A. O'Brien
Guy Peyrelongue
Ruben Rodriguez
Eduardo M. Sardiña
Raymond P. Silcock

Officers

Ruben Rodriguez	Chairman of the Board
Manuel J. Cutillas	Deputy Chairman of the Board
Javier Ferran	President and Chief Executive Officer
Ralph Morera	Senior Vice President Finance and Chief Financial Officer
Michel Recalt	Senior Vice President and Chief Marketing Officer
Simon Gould	Senior Vice President - Human Resources
Francisco Carrera-Justiz	Vice President
Gaston Tano	Controller
Michael Maguire	Assistant Vice President
Atul Vora	Assistant Vice President - Finance
Barbara E. Johnson	Secretary
Gail A. Butterworth	Assistant Secretary & Director of Shareholder Relations

Report to the Shareholders

Dear Shareholder,

Sales for the third quarter of the year reached over $1 billion, an increase of $43 million against last year. As in prior quarters, our sales were depressed by our deliberate policy to reduce inventories in the United States and in Mexico by a further $10 million. We were assisted, however, by the positive impact of $92 million of foreign exchange effect resulting from the strength of a number of currencies, most notably the euro against the dollar.. The evolution of the business, by geography, has followed the pattern of the second quarter with the general situation of the economy being the biggest driver affecting the performance of our business. In this respect, the United States, our UK high proof business and the Asian economies have continued to perform well. The situation in Mexico remains very difficult as a result of an overall decline in the spirits market and continued share growth by tequila as a result of reduced pricing following the collapse of the price of agave. In addition, a very substantial government subsidy on the purchase of agave is creating an unfair competitive environment for our rums. Although we are benefiting through our Cazadores tequila, the size of this business is significantly smaller than our rums.

The ready-to-drink business is continuing to show a pattern that follows short life cycle and sales were materially down in those markets where the product was first introduced, such as the United Kingdom and the Netherlands. In markets such as Italy and the United States, where the introduction took place a few years later, we have still experienced some moderate growth.

During the quarter, we sold Charles Volner sparkling wine and our 50% share in the manufacturing company that produces this product. This transaction will allow us to focus further on our core brands, and we believe that it has maximised the value of this investment for our shareholders.

As was the case at the end of the prior quarter, we hereunder detail the results for the quarter and the nine months ending December 31, 2003, including the effect of the special items mentioned at the end of the second quarter, plus the impact of the sale of Charles Volner, the mark-to-market adjustment on the interest rate swaps due to ineffectiveness, the further reduction in inventories, the additional restructuring provisions and the income received from the termination of a third party distribution agreement in Puerto Rico.

Comparative results, excluding the above mentioned special items, for the three and nine months ended December 31, 2003 are presented in the following pro forma tables:

(thousands of U.S. Dollars)	Three Months Ended December 31, 2003	Three Months Ended December 31, 2002	Nine Months Ended December 31, 2003	Nine Months Ended December 31, 2002
Sales	1,026,023	973,175	2,680,549	2,460,374
Gross Profit	613,717	591,063	1,647,409	1,519,487
Earnings from Operations	230,963	231,786	541,461	535,659
Net Earnings	162,677	161,406	377,633	367,101

In November 2003, a class action lawsuit was filed in Washington D.C. against various distillers and brewers alleging that they engaged in deceptive and unfair practices by marketing alcoholic beverages to consumers under the legal drinking age. The lawsuit asks for a broad range of remedies, including the disgorgement of profits, the restitution of sales proceeds, punitive damages and injunctions against future practices involving underage consumers. Since the original filing, almost identical cases have been filed in two other states against the same defendants, which includes companies of Bacardi, Diageo, Brown-Forman, Coors, and Heineken among others. The Bacardi companies believe that these lawsuits are without merit, and they will vigorously contest all of the cases. The proceedings are in their very initial stages and their duration or outcomes cannot be determined at this time.

As regards the outlook for the last quarter, we believe that it is unlikely that there will be material changes in the trends that we have experienced during the first nine months of the year.

Respectfully,

Javier Ferran
President and Chief Executive Officer

Ruben Rodriguez
Chairman of the Board

Bacardi Limited
P.O. Box HM 720
Hamilton HM CX, Bermuda

TELEPHONE: 441-295-4345 FAX: 441-292-0562

www.bacardi.com

Shareholder Information

Gail A. Butterworth
Assistant Secretary and Director of Shareholder Relations

Telephone: 441-298-1027
E-mail: gabutterworth@bacardi.com